Exhibit 10.1

September 29, 2009

VIA Email

Mr. Al Young, Jr.

Dear Al:

This letter will serve to confirm our offer of an employment opportunity with LaSalle Hotel Properties as Chief Operating Officer, beginning no later than November 3, 2009.

You will report to the President and Chief Executive Officer of the company and will have the duties and responsibilities as will be determined by the President and Chief Executive Officer.

For calendar year 2009 and 2010, your base salary will be $275,000 per year, payable semi-monthly on the 15th and last day of the month. You will also be eligible to receive a bonus in the target amount of $200,000 per year. Your base salary and any target bonus will be payable in accordance with the company’s pay practices, including subject to legally required or authorized payroll deductions and applicable tax withholdings.

Payment of your “target” bonus will be based upon an evaluation of your individual performance against specific objective and subjective standards by us and the compensation committee of our board of trustees. These performance evaluations will occur throughout the year on an on-going basis. Your performance against these objectives may lead to receiving more than, or less than, your scheduled target bonus, and this determination will be based on your individual efforts and performance. Bonus payments will also vary in a year based upon the firm’s results compared to the year’s business plan, the firm’s performance against its peers and our collective performance against managements’ business objectives. All of these criteria, individual and collective, may change from year to year, as determined by the compensation committee.

It is our policy to pay bonuses annually (i.e., bonuses are earned and payable only to those individuals who are employees at the time bonuses are paid). For 2009, you will receive a guaranteed bonus in the amount of $100,000 which will be payable in the first quarter of 2010. Subject to the terms of the severance agreement referenced below, if you leave the company for any reason during your first evaluation period, or during future evaluation years, there will be no pro rata payment of the bonus or other compensation.

Mr. Al Young, Jr.

September 29, 2009

In addition, as part of a long-term compensation plan, you will receive the following restricted share grants after your acceptance of this offer:

1.	Time-Based Restricted Share Grant – A grant of restricted stock valued at $175,000, which will vest one-third on 1/1/11, one-third on 1/1/12 and the remaining 1/3 on 1/1/13. You will receive dividends on said shares as dividends are paid on the company’s common shares.

2.	Performance-Based Restricted Share Grant – A performance-based restricted share grant valued at the target amount of $175,000. Performance measurement period would be from 12/31/09 to 12/31/12. One-third will vest on 1/1/13, one-third on 1/1/14 and the remaining one-third on 1/1/15. Dividends will be paid in January 2013 for shares earned during the performance period and will also be paid on earned but unvested shares when dividends are paid on the company’s common shares.

3.	One-time Special Restricted Share Grant – A one-time special time-based restricted share grant in the amount of $400,000. One-third will vest on 1/1/11, one-third on 1/1/12 and the remaining one-third on 1/1/13. You will receive dividends on said share as dividends are paid on the company’s common shares.

4.	One-time Relocation Bonus – A one-time relocation bonus in the amount of $200,000 to be paid within 10 days after your commencement.

The actual number of shares or target shares for each award will be determined based on the closing price of the company’s common share the day prior to your start date. In addition, the above awards would be made, and be subject in all respects to the terms and conditions of, written award agreements, copies of which are attached.

We also will pay for the reasonable costs of your relocation from Westfield, NJ to the Bethesda metro area. A summary of reimbursable costs is attached for your review. In the event you decide to leave LaSalle Hotel Properties within one year from your start date, then you must repay the amount of relocation reimbursement.

In addition to your direct compensation, you will be eligible to receive other benefits of employment as an officer with our firm. Among them are:

1.	Severance Agreement, a form of which agreement is attached.

Mr. Al Young, Jr.

September 29, 2009

2.	Indemnification Agreement, a form of which agreement is attached.

3.	Coverage under the company’s health and life insurance program, which is currently placed with Capital Care. This will take place the day you start your employment with the company. The health, dental and life insurance package premiums are paid by the company. Detailed information on the insurance program will be provided to you when you fill out the necessary applications.

4.	Participation in the firm’s Savings and Retirement Plan, which begins after you meet certain eligibility requirements. Under this 401(k) Plan, an employee may elect to contribute both pretax and after-tax earnings through payroll deduction each year. The company provides a matching contribution of 100% on the first 4% of pretax funds saved by the employee after the employee meets additional eligibility requirements. All employee and company contributions are 100% vested immediately. Additional details will be provided upon acceptance of this offer.

5.	Eligibility in LaSalle Hotel Properties’ Employee Rate Program.

Employment with the company is not for a fixed period of time as your employment will be “at will.” This means either the company or you may terminate your employment at any time for any reason.

This letter describes in full the offer that has been extended to you and supersedes any previous oral or written offer that may have been made. This letter will be governed and construed in accordance with the laws of the State of Maryland. This letter may be amended or modified only with the written consent of you and the Company’s board of trustees.

Mr. Al Young, Jr.

September 29, 2009

Please indicate your acceptance of this offer by signing the enclosed copy of this letter and returning it to me no later than September 30, 2009. We are looking forward to your new association with our company and feel confident that our future efforts together will be satisfying and rewarding.

Very truly yours,

/s/ Michael D. Barnello
Michael D. Barnello
President and Chief Executive Officer
LA SALLE HOTEL PROPERTIES

Accepted by:	/s/ Alfred E. Young

Date:	September 30, 2009